SECU 13012071 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67812

9/11/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2423A Plantation Center Drive, Suite 100
(No. and Street)

Mathews (City) NC (State) 28105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer, Smith & Roller, P.A., CPA
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 11 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/18/13

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Audited

Financial Statements

At

December 31, 2012

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Independent Auditors' Report

To the Members
of Innovation Partners, LLC

We have audited the accompanying financial statements of Innovation Partners, LLC (a North Carolina limited liability company), which comprise the balance sheet as of December 31, 2012, and the related statements of operations, cash flows, and changes in members' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence supporting the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2012, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

Charlotte, North Carolina
January 15, 2013

INNOVATION PARTNERS, LLC
Balance Sheet
December 31, 2012

ASSETS

Current Assets

Cash	$	68,820
CRD Account		368
Prepaid Expenses		19,667
Total Current Assets		88,855
TOTAL ASSETS	$	88,855

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Total Liabilities	$	-
Members' Equity		88,855
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	88,855

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Operations
For The Year Ended December 31, 2012

Revenues	$ 1,053,167
Operating Expenses	
Commissions Expense	526,272
Licenses and NASD Fees	55,051
Marketing Fees	19,432
Miscellaneous Expense	8,260
Office Expense	6,004
Professional Fees	397,592
Rent	10,200
Total Operating Expenses	1,022,811
Net Income From Operations	$ 30,356

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement Of Cash Flows
For The Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 30,356
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in CRD Account	(334)
(Increase) Decrease in Prepaid Expenses	(8,704)
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,318
NET INCREASE IN CASH AND CASH EQUIVALENTS	21,318
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	47,502
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 68,820

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2012

Description:

Beginning Balance	$	58,499
Plus: Net Income		30,356
Ending Balance	$	88,855

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Notes To Financial Statements
December 31, 2012

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners LLC, a North Carolina limited liability company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Revenue Recognition

Revenue is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Expenses of the firm are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Management has evaluated subsequent events through January 15, 2013, the date the financial statements were available to be released.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. We believe that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

NOTE C - RELATED PARTY TRANSACTIONS

During 2012, Insigne Advisor Consulting, LLC, which is owned by the members of Innovation Partners, LLC, was paid $317,348 in consulting and professional fees for actuarial product development. The Company paid Insigne Advisor Consulting, LLC $10,200 for office space.

During 2012, the Company paid $4,500 to Yanique Lawrence and $9,269 to Patrick Sutherland for commissions and other professional services. Both are members of the LLC.

INNOVATION PARTNERS, LLC
Notes To Financial Statements (Continued)
December 31, 2012

NOTE D - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2012, is computed as follows:

Total Assets	$ 88,855
Total Liabilities	-
Total Net Worth	88,855
Subordinate Loans	-
Adjusted Net Worth	88,855
Less Non-Allowable Assets:	
CRD Account	(368)
Prepaid Expenses	(19,667)
Current Capital	68,820
Less Haircuts	-
Net Capital	68,820
Required Capital	5,000
Excess Net Capital	63,820
Aggregate Indebtedness	-
Aggregate Indebtedness to Net Capital	-

The computed excess net capital per the company agreed with audited excess net capital.

Excess Net Capital	$ 63,820
Excess Net Capital per company computation	63,820
Difference	$ -

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

Prepare for Tomorrow
MSR
Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members
of Innovation Partners, LLC

In planning and performing our audit of the financial statements of Innovation Partners, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moyer, Smith + Roller, P.A.

Charlotte, North Carolina
January 15, 2013

Prepare for Tomorrow
MSR
Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

AML Independent Testing Report

To the Board of Directors
Innovation Partners, LLC
P.O. Box 1300
Matthews, NC 28106

Dear Sir or Madam:

We have conducted an Independent Review of the Anti-Money Laundering ("AML") Program for Innovation Partners, LLC as of December 31, 2012. We reviewed the compliance and supervisory procedures and conducted tests related to those procedures. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding those procedures. According, we do not express such an opinion.

Innovation Partners, LLC is a North Carolina limited liability company. The firm does not conduct business with non-member customers. No customer accounts were opened during the year and the firm's policy is not to accept cash from any customer. The firm has no outside bank accounts related to its Broker-Dealer business and has no foreign bank or security accounts. Any fund transfers related to the Broker-Dealer are processed though its sole bank account at Bank of America. The firm had no transactions with countries where trade sanctions exist.

Based on our review of the Anti-Money Laundering ("AML") Program adopted by Innovation Partners, LLC, we are not aware of any modifications that should be made. The AML program appears to be adequate given the nature and size of the firm.

Moyer, Smith + Roller, P.A.

January 15, 2013

Prepare for Tomorrow
MSR
Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Of Innovation Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Innovation Partners, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Innovation Partners, LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences.

4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina
February 25, 2013

Mayer, Smith + Roller, P.A.